UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14d-9

(Rule 14d-100)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

RICA FOODS, INC.

(Name of Subject Company (Issuer))

RICA FOODS, INC.

(Names of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

762582-20-3

(CUSIP Number of Class of Securities)

Mauricio Marenco

General Counsel

Wachovia Financial Center

200 South Biscayne Boulevard

Suite 4530

Miami, Florida 33131

(305) 858-9480

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on the Person(s) Filing Statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Rica Foods, Inc.

Provides Information on Majority Shareholders’ Announced Intent to

Commence a Tender Offer

MIAMI, FL. August 31, 2005. Rica Foods, Inc. (AMEX: RCF) (“Rica” or the “Company”) today announced that its Board of Directors was provided written notice that Avicola Campesinos, Inc., the Company’s majority shareholder (“Avicola”), intends to commence an all cash tender offer to purchase all of the outstanding common stock of the Company.

A special committee of the Company’s Board of Directors comprised of independent directors (the “Special Committee”) has been formed to evaluate the proposal.

The proposed offer may be completed only in accordance with applicable state and federal laws including the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. A tender offer for the outstanding shares of the Company’s common stock has not yet commenced.

If a tender offer commences, each security holder of the Company should read the tender offer statement when it becomes available because it will contain important information about the tender offer.

If Avicola commences a tender offer, within ten business days from the date of such commencement, the Company will file a solicitation/recommendation statement with the Securities and Exchange Commission (the “SEC”), which will advise shareholders of the Company’s position regarding the offer, and state its reasons for such position. The Company’s shareholders, and its customers, suppliers and employees, are strongly advised to carefully read the tender offer statement and the solicitation/recommendation statement, if and when it becomes available, because it will contain important information. Free copies of the tender offer statement and the solicitation/recommendation statement would be available at the SEC’s website at www.sec.gov, or at the Company’s website at www.ricafoods.com, and would also be available, without charge, by directing requests to the Company’s Investor Relations Department.

For more information contact us at (305) 858-9480, or email to: mmarenco@ricafoods.com.

SOURCE: Rica Foods, Inc.